Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BOSTON LIFE SCIENCES, INC.

Pursuant to Section 242

of the General Corporation Law of

the State of Delaware

Boston Life Sciences, Inc. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

The Board of Directors of the Corporation duly adopted a resolution by a meeting on December 16, 2004, pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable and directing that it be submitted to and considered by the stockholders of the Corporation for approval. The stockholders of the Corporation duly approved said proposed amendment at a Special Meeting of Stockholders held on February 4, 2005 in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:	That the Board of Directors deems it advisable and in the best interests of the Corporation and its stockholders that the first paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be, and hereby is, deleted and is replaced in its entirety by the provisions attached hereto as Appendix 1, in order to effect a 1-for-5 Reverse Stock Split of the Corporation’s Common Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 4th day of February, 2005.

BOSTON LIFE SCIENCES, INC.

By:	/s/ Peter G. Savas
Peter G. Savas
Chief Executive Officer

Appendix 1

“FOURTH: That, effective at 5:00 p.m., eastern time, on the filing date of this Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Effective Time”), a one-for-five Reverse Stock Split of the Corporation’s Common Stock shall become effective, pursuant to which each five shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 81,000,000 shares, consisting of (i) 80,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”), and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), of which 25,000 are designated Series A Preferred Stock, 500,000 are designated Series D Preferred Stock, and 565 are designated Series E Cumulative Convertible Preferred Stock, with the powers, preferences and other rights as described in the Certificate of Designations related thereto.”